

October 26, 2011

Via E-mail
Chen Li Hsing
President and Chief Financial Officer
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re:** **San Lotus Holding Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 24, 2011**
> **File No. 333-176694**

Dear Mr. Hsing:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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Jay Smith
How2gopublic.com